
September 12, 2013

Via E-mail
J. Allen Berryman
Chief Financial Officer, Secretary,
Treasurer and Principal Financial Officer
Stewart Information Services Corporation
1980 Post Oak Blvd.
Houston, Texas 77056

Re: Stewart Information Services Corporation
 Form 10-K for the Fiscal Year Ended December 31, 2012
 Filed March 6, 2013
 File No. 001-02658

Dear Mr. Berryman:

We have reviewed your August 13, 2013 response to our July 16, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response.   If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 2 Restrictions on cash and investments, page F-11

1. Consistent with your response to prior comment three, please expand your proposed disclosure to be included in future periodic reports to disclose that the cash and cash equivalents – statutory reserve funds are not restricted or segregated in separate deposit funds. Tell us what happens if you fail to maintain the statutory requirements for the funding of statutory premium reserves and, for example, your cash balance goes below the statutory requirement.

Note 3 Dividend restrictions, page F-11

2. Please refer to your response to prior comment four. Please revise your proposed disclosure to be included in future periodic reports to clarify how "your underwriter

entities" disclosed in bullet two of your response relates to "Guaranty" disclosed in the first bullet so as to provide connection of the amount of statutory capital and surplus necessary to satisfy regulatory requirements to the actual amount.

Note 11 Estimated title losses, page F-20

3. Regarding your response to prior comment five, please address the following:

- It appears that the provisions for previous policy year amounts noted in your responses to bullets one through three are greater than the total provisions for previous policy years disclosed in the Note 11 table. Please provide us proposed disclosure to be included in future periodic reports that reconciles the total provisions for previous policy year amounts in the Note 11 table with the previous policy year amounts in bullets one through three of your response.

- You state in your response to bullet three that adverse development on previous policy years is independent of the incurred claims experience on the current policy years 2012, 2011 and 2010. For your "Title Losses" in MD&A on page 21, please provide us proposed disclosure to be included in future periodic reports to clarify that the decreases in losses incurred on known claims for the year compared to the previous year do not include adverse development on policies issued in previous policy years. Also, please provide us proposed disclosure to be included in future periodic reports that quantifies the losses incurred on known claims each year to support the percentage decrease year over year of 12.2% for 2012 and 11.3% for 2011 and explain to us why these percentages are not determinable from the roll forward in response to bullet four.

- Refer to your response to bullet four. Please provide us proposed disclosure to be included in future periodic reports under "Title Losses" in MD&A on page 21that discusses year over year changes separately for current year and previous policy years provisions for known claims and separately for the estimate of claims that may be reported in the future. Your revised disclosure should explain the reasons for increases in the provision and separately for decreases in the current year and previous policy years and separately for each category (i.e. known claims and estimates of claims that may be reported in the future).

Please contact Donald Abbott, Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant